File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Months of May and June, 2002 6/3/2002

DYNAMIC OIL & GAS, INC.
(Registrant's name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc.
(Registrant)

Dated: 6/10/02

By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer &
Corporate Secretary

DYNAMIC OIL & GAS, INC.

TSE:DOL NASDAQ:DYOLF
1-800-663-8072

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N E W S R E L E A S E

Member of Canadian Association of Petroleum Producers TSE:DOL NASDAQ:DYOLF

DYNAMIC OIL & GAS, INC.

May 28 , 2002

Dynamic Announces Fiscal 2003 Capital Expenditures Budget

Dynamic Oil & Gas, Inc. is pleased to announce that its board has approved a capital expenditures and exploration expense budget of C$18.1 million for the fiscal year ending March 31, 2003. The Company estimates that approximately C$13.7 million or 76% of the new budget will be spent on drilling and completion activity, C$1.8 million on land acquisition and seismic, and C$2.6 million on facilities and other production-enhancing projects.

Dynamic plans to drill, or participate in the drilling, of up to 23 new wells in fiscal 2003. Of that total, 12 are development wells and 11 are exploratory. Development wells are planned for St. Albert and Halkirk, two of the Company's core properties in central Alberta. Exploratory wells are planned for Orion in northeastern British Columbia, Quirk Creek in southern Alberta and two new exploration targets in central Alberta.

Of the 12 development wells, 8 are planned at St. Albert - 6 targeting oil potential and 2 targeting natural gas. The remaining 4 development wells will target natural gas potential on our Halkirk property.

Of the 11 exploratory wells, 7 will target natural gas potential at Orion, while the remaining 4 will target natural gas reserves at Quirk Creek, St. Albert and a new central Alberta property.

Wayne Babcock, Dynamic's President commented, "Our fiscal 2003 capital budget is aggressive and well-balanced, and we expect to fund it entirely from operational funds flow and established bank credit facilities. In fiscal 2003, we expect to increase production and significantly advance our exploration properties."

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada's natural gas and oil reserves. The Company owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northeastern British Columbia.

On Behalf of the Board of Directors

Wayne J. Babcock
President & Chief Executive Officer

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, THE DEGREE OF FUTURE COMMERCIAL SUCCESS FROM DRILLING THIS NEXT YEAR. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING UNCERTAINTY OF THE COMPANY'S ABILITY TO FINANCE ITS ANNUAL BUDGET AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 15, 2001."

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 - 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

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N E W S   R E L E A S E

Member: Small Explorers & Producers Association of Canada | Canadian Association of Petroleum Producers

TSE:DOL   NASDAQ:DYOLF

DYNAMIC OIL & GAS, INC.

June 10, 2002

Dynamic Announces Farmout in Northeast B.C. Gas Play

The Company is pleased to announce the terms of a farmout agreement with a large independent Canadian oil and gas company active in the exploration and development of natural gas in the Greater Sierra area of northeastern British Columbia.

Under the terms of the agreement, the Farmee will have the right to earn a sliding scale interest in three designated blocks of Dynamic's Orion acreage comprising 28,334 gross acres by drilling up to four horizontal test wells into the Upper-Devonian, Jean Marie formation.

The first commitment well must be drilled by September 30, 2002. To continue earning under the terms of the agreement, the Farmee has sixty days from rig release to commit to the first option well which must be drilled by April 15, 2003. The second and third option wells must be drilled by April 15, 2004. Upon completion of the terms of the farmout and option agreement, Dynamic will retain an interest in the three blocks ranging from 20% to 50%, with a net average working interest of approximately 32%.

Typical Jean Marie wells in the area cost between C$1.8 to C$2.0 million and take about two weeks to drill. The farmee has already developed facilities and production to within one half-mile of the north boundary of the Orion block.

The Orion property is in the northeast corner of British Columbia located between the Sierra and Helmet natural gas fields. Located near Kotcho Lake B. C., the acreage is approximately thirty-five miles west of the Alberta border and seventy miles south of the Northwest Territories. The property is dissected by the Sierra Yoyo Desan Road, which provides year-round accessibility to pipeline and drilling operations on the property.

Dynamic Oil & Gas, Inc. is a Canadian based, small-cap energy company engaged in the exploration and production of Western Canada's natural gas and oil reserves. The Company owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northeastern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY, PURSUANT TO THE FARMOUT AGREEMENT, IN THE TIMING OF DRILLING COMMITMENT WELLS AND IN THE DECISION TO COMMIT TO DRILL OPTION WELLS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THE DEGREE OF FUTURE COMMERCIAL SUCCESS FROM DRILLING AVTIVITIES CONDUCTED ON THE ORION PROPERTY AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 15, 2001."

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com